July 23, 2008

By EDGAR

Ms. Suzanne Hayes, Branch Chief

Securities and Exchange Commission

Division of Corporate Finance

100 F Street, NE

Washington, D.C. 20549

Re:	Homeowners Choice, Inc.

Registration Statement on Form S-1, as amended

File Number 333-150513

Dear Ms. Hayes:

Pursuant to Section 8(a) of the Securities Act of 1933, as amended, and Rule 461 promulgated thereunder, the undersigned, as representative of the placement agents for the above-captioned proposed offering, joins the acceleration request of Homeowners Choice, Inc. and hereby requests acceleration of the effective date of the above-captioned Registration Statement to 5:00 p.m., Eastern Daylight Time, on July 23, 2008 or as soon thereafter as practicable.

In connection with this request, the undersigned acknowledges as follows:

•

should the Securities and Exchange Commission (“SEC”) or the staff of the SEC, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the SEC from taking any action with respect to the filing;

•

the action of the SEC or the staff of the SEC, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the undersigned from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•

the undersigned may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

The undersigned is aware of its responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities referred to in the captioned registration statement.

A copy of a letter from the Financial Industry Regulatory Authority (“FINRA”) dated July 23, 2008, to the effect that FINRA has no objection to the underwriting compensation arrangements, is attached.

Copies of the Preliminary Prospectus dated July 8, 2008 have been or will be made available in sufficient time for distribution to all prospective purchasers no less than 48 hours before it is expected confirmations will be mailed. The undersigned and GunnAllen Financial, Inc. will comply with Rule 15c2-8 under the 1934 Act.

In connection with the foregoing, please be advised that the undersigned and GunnAllen Financial, Inc. have effected approximately the following distribution of copies of the Preliminary Prospectus dated July 8, 2008:

Anderson & Strudwick, Inc. and GunnAllen Financial, Inc. offices	3,000
Individuals, corporations and other entities	900

Sincerely, ANDERSON & STRUDWICK, INCORPORATED

By:	/s/ L. McCarthy Downs III
L. McCarthy Downs III Senior Vice President

Homeowners Choice, Inc. File ID: 2008-0508-004 Anderson & Strudwick, Incorporated 1,666,668 Units

SEC or Other Reviewing Authority Filing Date: April 30, 2008

Type of Notification: No Objections	Date of Notice: July 23, 2008

FINRA Clearance Date: July 23, 2008

Department Telephone Number: 240-386-4623

First Reviewer: Sandra Larranaga

Second Reviewer: Gabriela Aguero

Participating Member(s):

•	Anderson & Strudwick, Incorporated
•	Gunnallen Financial, Inc.

Distribution Method: Best Efforts	Offering Class: Corporate Equity
Offering Type: 2710	SEC #: 333-150513
CIK #: 0001400810
Attention: Anthony W. Basch	Firm Name: Kaufman & Canoles, P.C.

Documents Reviewed:

SEC Filed Documents:
Filing Date	Document Name	Amendment Number
• 7/16/2008	Registration Statement with Exhibits	3
• 7/8/2008	Registration Statement with Exhibits	2
• 6/17/2008	Registration Statement with Exhibits	1
• 4/30/2008	Registration Statement with Exhibits

Non SEC Filed Documents:
Filing Date	Document Name	Amendment Number
• 7/23/2008	Placement Agmt rev 2.doc	2
• 7/21/2008	Signed 2nd_Amd_Eng_Ltr.DOC	2
• 7/18/2008	Second_Amend_Engage_Ltr 2.DOC	2
• 7/18/2008	Placement Agmt Redline.pdf
• 7/17/2008	Placement Agreement Amend 1.doc	1
• 7/17/2008	Second Amend Engage Ltr.DOC	2
• 7/14/2008	Engagement Letter Amend 1.doc
• 7/8/2008	Placement Agreement.DOC
• 7/8/2008	S-1 Amendment 2 redline.pdf
• 7/8/2008	Form of Placement Warrant.pdf
• 7/8/2008	Form of Escrow Agreement.pdf

• 7/8/2008	Agmt between Agents.DOC
• 7/8/2008	Draft Engagement Amend 1.DOC
• 6/18/2008	FINRA Response 1.DOC
• 5/1/2008	HCI Engagement Letter.pdf

This will confirm that based on the information contained in the above documents, the Department decided to raise no objections with respect to the fairness and reasonableness of the underwriting terms and arrangements as proposed in such documents.

You should note that the Department also requires any amendments to the above documents, including a specific notification as to any change(s) in the public offering price and/or number of shares prior to or at the time of pricing and a copy of the final prospectus to be filed on a timely basis for review. If such amendments or prospectus indicate a modification of the terms and arrangements of the proposed offering, further review may result in a change in the Department’s determination.

This is an advisory opinion of the Department’s staff based on the information as presented to FINRA in connection with this offering. This opinion should not be deemed a precedent with respect to the fairness and reasonableness of the terms and arrangements of any other offering. This opinion relates solely to the NASD rules governing underwriting terms and arrangements and does not purport to express any determination of compliance with other NASD statutory or regulatory requirements.